
April 6, 2012

Via E-mail
Dennis E. Bunday
Chief Financial Officer
Williams Controls, Inc.
14100 SW 72nd Avenue
Portland, Oregon 97224

  Re: **Williams Controls, Inc.**
    Form 10-K for the Fiscal Year Ended September 30, 2011
    Filed December 20, 2011
    File No. 001-33066

Dear Mr. Bunday:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Justin Dobbie

      Justin Dobbie
      Legal Branch Chief